Presto Automation Inc.

985 Industrial Road
San Carlos, CA 94070

April 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Jeff Kauten

Re:          Presto Automation Inc.

Registration Statement on Form S-3

File No. 333-278514

Dear Mr. Kauten:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Presto Automation Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 pm Eastern Time on April 12, 2024, or as soon thereafter as practicable.

Please call Colin Diamond of Paul Hastings LLP at (212) 318-6007 or Will Burns of Paul Hastings LLP at (713) 860-7352 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Presto Automation Inc.

By:	/s/ Guillaume Lefevre
Name:	Guillaume Lefevre
Title:	Interim Chief Executive Officer

cc:           Susan Shinoff, General Counsel, Presto Automation Inc.